ENTEGRA FINANCIAL CORP.

14 One Center Court

Franklin, North Carolina 28734

August 31, 2017

Mr. David Gessert

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Entegra Financial Corp.
Registration Statement on Form S-4 (Registration No. 333-220107)
Request for Acceleration of Effectiveness

Dear Mr. Gessert,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m. EDT, on Friday, September 1, 2017, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that:

1.	it is aware of its obligations under the Securities Act;
2.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
3.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
4.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Roger D. Plemens
Roger D. Plemens
President and Chief Executive Officer
(Duly Authorized Representative)

cc:	Iain MacSween, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.